KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc. and subsidiary

and

The Securities and Exchange Commission:

We have examined management’s assertion, included in its representation letter dated July 14, 2006, that MACC Private Equities Inc. and subsidiary (the Company) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 14, 2006, and during the period April 19, 2006 (the date of our last similar examination) through July 14, 2006, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The Company’s management is responsible for the assertion. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

Included among our procedures were the following tests performed as of July 14, 2006 and for the period April 19, 2006 through July 14, 2006, with respect to securities of the Company:

•	Count and inspection of all securities located in the vault of US Bank in Cedar Rapids, Iowa
•	Reconciliation of all such securities to the books and records of the Company
•	Confirmation of selected security transactions since the date of our last report
•	Vouching of proceeds from certain sales transactions since the date of our last report

In our opinion, management’s assertion referred to above is fairly stated, in all material respects, based on the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 14, 2006 and for the period from April 19, 2006 (the date of our last similar examination) through July 14, 2006.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and subsidiary and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Des Moines, Iowa

July 14, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

MACC PRIVATE EQUITIES INC.

July 14, 2006

KPMG LLP

2500 Ruan Center

Des Moines, IA 50309

Ladies and Gentlemen:

RE:	Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

MACC Private Equities Inc. has performed an evaluation of its compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 14, 2006 for the period April 19, 2006 through July 14, 2006. Based on this evaluation, it has determined that MACC Private Equities Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 14, 2006, with respect to securities reflected in the investment accounts of MACC Private Equities Inc. with the following exception:

•

A warrant included in the schedule of investments for one portfolio company was not located in the vault. The warrant was misplaced during delivery of the certificate. MACC is planning on waiting until the warrant is exercised to carry out the legal proceedings to replace the warrant. This warrant has a cost and valuation of $0.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By:	/s/David R. Schroder
David R. Schroder, President

/s/Marilyn Benge

Marilyn Benge, Controller

101 Second Street SE, Suite 800 – Cedar Rapids, Iowa 52401 – (319) 363-8249 – (319) 363-9683 Fax